May 11, 2007
VIA EDGAR AND FAX
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Russell Mancuso
Branch Chief

Re:	TopSpin Medical, Inc.
Registration Statement on Form SB-2
Filed April 20, 2007
Commission File No. 333-142242
Dear Mr. Mancuso:
          On behalf of TopSpin Medical, Inc. (the “Company”), in connection with the Company’s Registration Statement on Form SB-2 (File No. 333-142242) (the “Registration Statement”), we are hereby responding to comments provided by the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 4, 2007. Page references contained in the responses are to Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed simultaneously via EDGAR with this response letter. For convenience of reference, each of your comments is reproduced below, prior to the related Company response.
     We also are forwarding, via courier, a copy of this letter and courtesy copies of Amendment No. 1 to the Registration Statement, marked to show changes from the original Registration Statement. In addition to addressing the comments raised by the staff in the comment letter, Amendment No. 1 has been revised to update and supplement other disclosures presented therein.
Prospectus
     1.     Please provide the disclosure required by Item 506 of Regulation S-B.
     The disclosure required by Item 506 has been included in the section entitled “Dilution” on page 22 of Amendment No. 1.
Fee Table

     2.     Please provide us with your analysis of why you believe the units need not be included in the fee table as a separate security that you are offering as part of this transaction. Cite all authority on which you rely.
     The fee table has been revised to include the Units. Please see the fee table to Amendment No. 1.
Prospectus Cover Page
     3.     When referring to the title of the warrants, please include the exercise price and expiration date.
     The title of the Series 3 Warrants has been revised to include the exercise price of 0.84 NIS and the expiration date of June 30, 2009. Please see the prospectus cover page.
     4.     Because Rule 415(a)(4) does not permit you to conduct an offering at variable prices, please disclose the fixed price at which you will offer and sell the securities. Also, in an appropriate section of your prospectus, please provide the disclosure required by Regulation S-B Item 505.
     In response to your comment, we have included a fixed price of 1.80 NIS per Unit (approximately $0.44). We have also noted that this price is based upon the market price of the Company’s common stock as reported on the Tel Aviv Stock Exchange. The Units consist of two shares of Common Stock and one Series 3 Warrant. The closing price of one share of the Company’s common stock on May 8, 2007 was 0.86 NIS (approximately $0.21).
     As the price at which the Units are being offered is based upon the market price of the Company’s publicly-traded common stock, the market price of the common stock may substantially increase or decrease prior to the effective time of the Registration Statement. In the event of such an increase or decrease, the Company will plan to file a pre-effective amendment to the Registration Statement which modifies only the offering price and disclosure affected by the modification of the offering price (i.e., the Use of Proceeds and Dilution sections). Upon such an occurrence, timing would be especially critical to the Company as the market price of its common stock may continue to significantly fluctuate; therefore, the Company would appreciate any assistance that the Staff may offer to accelerate the effective time of the Registration Statement, provided that all other Staff comments have been resolved.
The Offering, page 3
     5.     Given your disclosure on the prospectus cover that there is no present or intended United States market for these securities, please disclosure why you have filed this registration statement.

     Although there is not currently a market for the Company’s securities in the United States, nor is there expected to be such a market in the near term, the Company has undertaken to register these securities with the Commission in order to comply with TASE listing requirements. As the Company is a Delaware corporation, the TASE is requiring that the Company’s securities be registered with the Commission prior to the listing of any additional Company securities on the TASE. As we have discussed with you, the TASE has taken this position as a result of an indication from the Office of International Corporate Finance that it will not issue any further no-action letters to foreign screen-based exchanges permitting the implementation of alternative Regulation S restrictions. Please see page 3 of Amendment No. 1 for the revised disclosure.
Risk Factors, page 6
     6.     If the provisions in your charter documents invoking laws in Israel mean that shareholder rights differ materially from those of Delaware corporations without those provisions, please add risk factor disclosure. If there is doubt regarding whether those charter provisions are enforceable, please add a separate risk factor to explain the implications of the uncertainty.
     Certain provisions of the Company’s Certificate of Incorporation invoke Israeli laws regarding shareholder rights that differ from the default rules for Delaware corporations. Delaware, however, permits corporations to adopt provisions that differ from the default rules of the Delaware General Corporation Law (the “DGCL”) and the Company has adopted alternative provisions in its Certificate of Incorporation. In addition, the Company has adopted certain provisions based on Israeli law on which Delaware law is silent. In most circumstances, the provisions of Israeli law that are applicable to the Company are more beneficial to shareholders than the default provisions of Delaware law and thus do not constitute a risk. For example:
•	Sections 87 and 89 of the Israeli Companies Law are applicable to the Company. These sections require that shareholders be given the right to vote on certain enumerated matters at shareholders meetings by a submission of a proxy and that the Company send out proxy forms to all shareholders in advance of meetings. The DGCL allows shareholders to vote on matters by proxy but does not mandate the delivery of proxies to shareholders. Therefore, greater rights have been given to shareholders by incorporating the Israeli law provisions requiring delivery of proxies to shareholders.

•	The Company’s Certificate of Incorporation incorporates provisions 184 and 185 of the Israeli Companies Law regarding stockholder inspection rights. These provisions grant shareholders the absolute right, upon written request, to inspect documents relating to any act or transaction that requires stockholder approval. The DGCL offers shareholders more limited inspection rights.

•	The Company’s Certificate of Incorporation provides the vacancies in the offices of independent directors may only be filled by the shareholders and may not be filled by the remaining directors. The DGCL allows for these offices to be filled by the remaining directors.

•	The Company’s Certificate of Incorporation requires that the shareholders approve interested transactions—any transaction between the Company and a controlling stockholder. While the Delaware courts subject such transactions to greater scrutiny, the DGCL does not contain a requirement that shareholders approve an interested party transaction.
Some provisions, while not creating a disadvantage to the shareholders, however, may potentially be unenforceable under Delaware law as against Delaware public policy. We have included a risk factor regarding these provisions on page 11 of Amendment No. 1.
     7.     With a view toward disclosure, please tell us which jurisdiction’s laws govern the warrants that you are offering.
     The Series 3 Warrants are governed by Delaware law. A provision noting the governance by Delaware law has been included in the form of Series 3 Warrant Certificate, filed as Exhibit 4.1 to the Registration Statement. Also, please see the revised disclosure on page 70 of Amendment No. 1.
The renegotiation of the terms of certain of our outstanding securities may affect the market price of our common stock, page 11
     8.     We may have comment regarding the transaction that was subject of your withdrawn registration statement after you completed your negotiations and address our outstanding comments regarding the transaction.
     The Company is currently in the process of renegotiating the transaction that was the subject of the withdrawn registration statement. After the renegotiation, the Company plans to submit a secondary registration statement and looks forward to your comments regarding that transaction. We have included in our disclosure that the Commission may have additional comments on this transaction. Please see page 12 of Amendment No. 1.
     9.     Please disclose the specific date on which you must redeem the securities as mentioned in the last sentence, and quantify the cost of the redemption and any related expenses, penalties and damages.
     Due to the completion of the first phase of the renegotiation of the Convertible Bond and Series 2 Warrants transaction, the Company must not redeem these securities until July 23, 2007. In the event that the Convertible Bonds and Series 2 Warrants are not listed for trade on the TASE by July 23, 2007, then the Company must re-pay the principal amount of the Convertible Bonds, which is 50,000,000 NIS (approximately $12,297,097) and 8.33% interest on the Convertible Bonds calculated from November 23, 2007, which is 4,165,000 NIS (approximately $1,024,348) in interest. Please see page 12 of Amendment No. 1 for the revised disclosure.

Use of Proceeds, page 18
     10.     Please expand the reference to “interested parties” to clarify the relationship between you and the Pitango Group, the Giza Group and Israel Seed IV, L.P.
     The disclosure has been revised to note that each of the Pitango Group, the Giza Group and Israel Seed IV, L.P. owns more than 10% of the Company’s common stock. Please see page 21 of Amendment No. 1.
     11.     Please provide the disclosure required by Instruction 1 of Item 504 of Regulation S-B.
     In response to your comment, we have disclosed that the $500,000 bridge loan must be repaid no later than July 31, 2007, along with annual interest at a rate of 5.03%. This short-term bridge loan has been used towards general operating expenses. Please see page 21 of Amendment No. 1 for the revised disclosure.
     12.     We note the last sentence of this section; however, Regulation S-B Item 504 requires that you disclose the amount to be used for each purpose and the priority if all of the securities are not sold. Please provide all required disclosure.
     The Company intends to use the proceeds of the offering according to the following priorities if all Units are sold: (1) $500,000 for the repayment of the bridge loan, (2) $8,200,000 for research and development, (3) $1,000,000 towards marketing initiatives and (4) $1,900,000 for operating expenses. If the Company does not sell all Units offered under the prospectus, it will first use any proceeds towards the repayment of the bridge loan, then towards research and development, marketing initiatives to support the commercialization of its products and general operating expenses in the same proportions as listed above. Please see the revised disclosure on page 21 of Amendment No. 1.
Summary Compensation Table, page 38
     13.     Please expand footnote 2 to disclosure the amount of loans that became grants. Also, please expand page 60 to discuss the loan that became a grant in 2005.
     Footnote 2 to the summary compensation table has been expanded to note that the Company recorded $35,372 as a bonus to Mr. Golan in 2005 and $89,559 as a bonus to Mr. Golan in 2006, which amounts are attributable to loans that became grants. Please see page 42 of Amendment No. 1.
     The amounts above are evidences of expense to the Company for two loans to Mr. Golan that became grants. Both of these loans that became grants are already reflected on pages 64 and 65 of Amendment No. 1 under the section entitled “Transactions with Erez Golan.” The Company records expenses from loans that became grants, or will become grants, over the period from the date the Company decided that the loan may be converted into a grant to the date that the loan actually does become a grant.
     A $50,000 loan that became a grant was written as an expense by the Company from the date the Company decided that the loan would become a grant (i.e., August 2005) through the date that the loan actually became a grant (i.e, September 2006). This loan is noted on page 64 of Amendment No. 1.
     The second loan for $100,000 became a grant pursuant to the August 2005 amendment to the 2002 Loan, Share Purchase and Share Repurchase Agreement was written as an expense by the Company from the date that the Company decided that the loan would be become a grant (i.e., August 2005) until the date that the loan actually became a grant (i.e., March 4, 2007). The loan was originally expected to become a grant according to the following timeline: (i) $50,000 on September 1, 2007 and (ii) $50,000 on September 1, 2008. This loan that became a grant is discussed on page 65 of Amendment No. 1.
     No loan actually became a grant in 2005. The Summary Compensation Table for both 2005 and 2006 represents expenses in the Company’s financial records due to loans that would become grants in 2006 and on.
Series 3 Warrants, page 66
     14.     Please describe the effect of sections 12.1 and 12.2 of the warrant certificate. Also disclose the voting procedures.
                 Section 12.1 of the Series 3 Warrant certificate has been revised to describe the restrictions on resale of the Series 3 Warrants and on the exercise of the shares underlying the Series 3 Warrants in accordance with Israeli law. Pursuant to TASE regulations, certain restrictions affect the ability of the holders of the Series 3 Warrants to resell the Series 3 Warrants and shares of Common Stock underlying the Series 3 Warrants on the TASE. The Series 3 Warrants and any shares received upon exercise of the Series 3 Warrants may not be sold through the TASE for six months following the date of issuance of the Series 3 Warrants. In addition, after the first six months following their issuance, the Series 3 Warrants and underlying shares of Common Stock may only be sold on the TASE in the following six quarters if two conditions are met: (1) the number of Series 3 Warrants and underlying shares of Common Stock received upon exercise of the Series 3 Warrants that are offered on the TASE on each trading day is no greater than the average trading volume on the TASE of our shares of Common Stock during the eight week period immediately prior to the day the Series 3 Warrants are offered on the TASE and (2) the number of Series 3 Warrants and underlying shares of Common Stock received upon exercise of the Series 3 Warrants offered on the TASE in each quarter may be no greater than 1% of the shares of our issued and outstanding capital stock. These restrictions only apply to shares to be traded on the TASE and the Series 3 Warrant holders may transfer the Series 3 Warrants and shares of Common Stock received upon exercise of the Series 3 Warrants, other than through the TASE. The restrictions regarding the trading of the Series 3 Warrants and shares underlying the Series 3 Warrants, however, will also continue to apply to subsequent holders who acquire the Series 3 Warrants or the underlying shares other than through the TASE. We have described these provisions in the section entitled “Description of Securities—Warrants” on page 70 of Amendment No. 1 and added a risk factor regarding this provision on page 13 of Amendment No. 1. In addition, we have highlighted this provision on the prospectus cover page.
     Former section 12.2 has been deleted because the amendments that are currently being adopted by the TASE, to the best of the knowledge of the Company, do not apply to the Series 3 Warrants or affect the rights of the Series 3 Warrant holders. Current section 12.2 of the Series 3 Warrant certificate, in conjunction with section 12.1, describes the restrictions on resale of the Series 3 Warrants and has been included in the description on page 70 of Amendment No. 1.
     The voting procedures have also been disclosed on pages 70 to 71 of Amendment No. 1.
     15.     Please describe and add appropriate risk factors related to the provisions of the warrant, including sections 5.4 and 9.2, that indicate that notice need not be provided in the United States. Also clarify whether the notices must be in English.
     Sections 5.4 and 9.2 of the warrant certificate have been revised to note that the Company must both: (i) send a notice in Hebrew and English by registered mail to each holder of record of the Series 3 Warrant and (ii) publish an advertisement in Hebrew in two large-distribution Israeli newspapers. The newspaper publication is not in English, but all notices sent directly to Series 3 Warrant holders must be in both English and Hebrew. Please see the Series 3 Warrant certificate for the applicable revisions and a summary of these provisions on page of Amendment No. 1. In addition, we have added a risk factor regarding notice in the event that U.S. holders have their Series 3 Warrants held by a nominee company. Please see pages 12 to 13 of Amendment No. 1.
Taxation, page 71
     16.     With a view toward disclosure, please tell us whether there are any Israel tax consequences to United States holders resulting from transactions in the securities you are offering.
     Any United States holders of the Company’s common stock or Series 3 Warrants will not be taxed by the State of Israel; therefore, there are no Israel tax consequences to United States holders.
     17.     If you are not able to provide an unequivocal statement of the tax consequences, please state the reason for the uncertainty and the possible outcomes. Also, provide appropriate risk factors. We note your current equivocal disclosure represented by words such as ‘should,’ ‘may,’ and ‘not entirely clear.’ Counsel’s opinion should make clear why it cannot provide an unequivocal opinion and described the degree of uncertainty.
     In response to your comment, the applicable language has been deleted. Please see pages 76 to 80 of Amendment No. 1.
Rate of Taxation Applicable to Income from Dividends, page 80
     18.     It is inappropriate to disclaim responsibility for your disclosure. Please revise the first sentence of the last paragraph.
     In response to your comment, the last paragraph in the applicable section has been deleted.
Plan of Distribution, page 81
     19.     Please provide us with your analysis that demonstrates that each participant in the offering qualifies for the exemption under Rule 3a4-1 that you cite.
                 The SEC and state authorities provide an exemption for associated persons of an issuer of securities to offer and sell securities of such issuer. These associated persons can rely on Rule 3a4-1 under the Exchange Act, which sets forth a nonexclusive safe harbor under which these persons will not be considered to be acting as brokers if they comply with certain conditions. These conditions prohibit the associated persons from receiving transaction-based compensation (e.g., sales commissions) in connection with the sale of securities of the issuer. Such persons must also have clean disciplinary records. In addition, the associated persons must meet one or more of the following three sets of requirements under Rule 3a4-1 in connection with offers and sales of the issuer’s securities:
•	The associated persons must limit his or her sales activity to offers and sales of such securities to broker-dealers, banks, registered investment companies and certain other institutional investors; or

•	The associated person must primarily perform substantial duties for the issuer other than in connection with the sale of the securities, must not have been a broker-dealer or an associated person of a broker-dealer within the previous 12 months, and must not have participated in an offering of securities more than once in each 12-month period; or

•	The associated persons must engage only in “passive” sales efforts. The representative may not, however, engage in any direct solicitation.
                 While we recognize that Rule 3a4-1 is a nonexclusive safe harbor, which expressly provides that failure to meet its conditions will not create a presumption that a person has violated broker-dealer registration requirements, only officers and directors of the Company who meet the foregoing requirements will participate in the offering. These officers and directors include Erez Golan and Eyal Kolka.
     20.     If the last paragraph of this section means that United States purchasers may not be able to resell the securities, please say so clearly and highly this issue prominently in the prospectus summary and risk factors.
     The disclosure is not intended to preclude subsequent sales of the securities by U.S. holders. It was included in the preliminary prospectus to highlight the possibility that the Company may determine to make an offering of the securities within the European Economic Area, the United Kingdom or another foreign jurisdiction, which may require additional filings or applications to be completed. Following the Company’s decision not to conduct sales in these jurisdictions, this paragraph has been deleted.
Consolidated Financial Statements, beginning on page F-1
     21.     Please update the financial statements when required by Item 310(g) of Regulation S-B.
     In response to your comment, we have included unaudited financial statements for the quarter ended March 31, 2007. Please see the financial statements for the applicable revisions.
Exhibits
     22.     Please file as an exhibit an opinion regarding tax matters.
     The applicable exhibits have been filed as Exhibits 8.1 and 8.2.
Exhibit 5.1
     23.     Please file an opinion that covers all securities in the fee table.
     Exhibit 5.1 has been revised to include the shares of common stock underlying the Series 3 Warrants.
Exhibit 23.1
     24.     Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.
     Exhibit 23.1 includes a currently dated and signed consent from the Company’s independent public accountants.

     We thank you for your timely review of the original Registration Statement filing and would appreciate your prompt review of Amendment No. 1 and this response letter. Please direct any questions concerning Amendment No. 1 to the Registration Statement or this response letter to the undersigned at 202.220.1454 or Lauren Dougherty, Esq. at 202.220.1209.

Very truly yours,
/s/ Robert B. Murphy

Robert B. Murphy, Esq.